

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 15, 2015

<u>Via E-mail</u>
William Rhind
Principal Executive Officer
The Global Currency Gold Trust
c/o WGC USA Asset Management Company, LLC
685 Third Avenue, 27th Floor
New York, NY 10017

> **Re: The Global Currency Gold Trust**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 20, 2015**
> **File No. 333-206640**

Dear Mr. Rhind:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 25, 2015 letter.

<u>General</u>

1. We note your response to comment one. We are continuing to evaluate your response and may have further comment.

2. Please revise references to historical results of the Index to clarify that such results are based on the hypothetical performance of the Index based on back-testing, not historical performance. For example, we note disclosure on pages 2 and 7 indicating that historically, fluctuations in the price of the Reference Currencies have accounted for only a small portion of Index returns. Similarly, on page 7 you state that historically the Index has exhibited low to negative correlation with both equities and conventional bonds. On pages 92-94 you refer to the historical or past performance of the Index or state that a table shows the performance of the Index. Please revise to appropriately characterize all

such references as hypothetical performance. Please also tell us how the embedded transaction costs were estimated based on historical data, as described on page 13.

Prospectus Summary

Trust Structure, page 1

3. We note your response to comment three in your letter dated November 20, 2015, in particular your response and revised disclosure relating to the embedded costs in the index. We have the following comments:

- Please revise to clearly identify the costs, fees or other expenses embedded in the index and how they may impact the calculation of the index value. Please also revise to clarify whether there are any costs, fees or other expenses that may impact the pricing inputs used to calculate the index value.

- Please explain how you determined that the embedded costs, fees or other expenses will be less than 0.01%. Please also clarify the reference for this percentage (i.e., the index value or the investors' return) and the timeframe (i.e., daily, annually, etc.).

Description of the Thomson Reuters Global Gold (Ex-USD) Index, page 48

Valuation of Reference Currencies in the Index, page 49

4. We note that the Index references the WMR Spot Rates. Please explain how this Spot Rate is determined.

Exposure of the Index to the Reference Currencies, page 50

5. We note your disclosure on page 50 that the FX Liquidity Survey is published every three years, and that the next scheduled publication of weights is December 2016. Please discuss how rebalancing the Reference Currencies in the Index may impact the NAV of the Fund. Please also discuss any other potential negative impact on the performances of the Shares. We note your risk factor on page 23.

Calculation of the Gold Delivery Amount, page 54

6. Refer to the chart showing the hypothetical Gold Bullion deliveries to and from the Fund by the Gold Delivery Provider on page 55. Please clarify if the column "Index % Change" includes the impact of fees and embedded costs associated with the Index.

<u>Comparing the Performance of the Index and the Gold Price, page 92</u>

7. Please clarify whether the performance data included in your tables incorporates changes in the Index following each release the FX Liquidity Survey and the corresponding rebalancing of the References Currencies. Please also clarify if you assume anticipated rebalancing costs.

8. Please clarify if the Global Gold returns presented in tables 1-3 include approximate fees or expenses necessary to operate the Fund.

<u>Exhibit 10.7</u>

9. Please confirm that you will update Exhibit 10.7 to include the fee information in Schedule A.

Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Richard F. Morris, Esq.
        Morgan, Lewis & Bockius LLP